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A Special Shareholders Meeting of First Investors Life
Series Focused Equity Fund was held on April 16, 2001 to vote on the following proposals:

1. To approve a  Subadvisory Agreement among First
Investors Life Series Focused Equity Fund, First Investors
Management Company, Inc. ("FIMCO") and Wellington
Management Company, LLP ("WMC").

2. To approve a policy to permit FIMCO and the Trust's
Board of Trustees to appoint and replace subadvisers, enter into subadvisory agreements, and approve amendments to subadvisory agreements on behalf of the Fund without further shareholders approval.

778,081.481 shares of stock of the Life Series Focused Equity
Fund voted FOR the adoption of the first proposal, 22,613.545 shares of stock of Life Series Focused Equity Fund voted AGAINST the adoption of the first proposal, and 80,484.453 shares of stock of the Life Series Focused
Equity Fund ABSTAINED from voting on the first proposal.

748,298.675 shares of stock of the Life Series Focused Equity
Fund voted FOR the adoption of the second proposal, 46,254.179 shares of stock of the Life Series Focused Equtiy Fund voted AGAINST the adoption of the second proposal, and 86,626.625 shares of stock of the Life Series Focused
Equity Fund ABSTAINED from voting on the second proposal.

The proposals were adopted since the majority of the votes cast in person or by proxy voted FOR the adoption of the proposals.